                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20649

                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. N/A)

                          General Communication, Inc.
                          ---------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                  369385 10 9
                                  -----------
                                 (CUSIP Number)

                               William P. Glasgow
                           Prime II Management, Inc.
                            3000 One American Center
                              600 Congress Avenue
                              Austin, Texas 78701
                                (512) 476-7888
                           -------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 31, 1996
                         -----------------------------
                         (Date of Event Which Requires
                             Filing of this Report)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this report [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this report, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9

1)    Name of Reporting Person:               PRIME CABLE GROWTH PARTNERS, L.P.
      S.S. or I.R.S. Identification No. of Above Person:             74-2454047


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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


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3)    SEC Use Only   _____________________________________________

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4)    Source of  Funds         00       (See Item 3)

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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e): __

      NOT APPLICABLE

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6)    Citizenship or Place of Organization               DELAWARE

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Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     2,721,974

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

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13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

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14)   Type of Reporting Person (See Instructions)                PN

CUSIP No. 369385 10 9

1)    Name of Reporting Person:                  PRIME VENTURE I HOLDINGS, L.P.
      S.S. or I.R.S. Identification No. of Above Person:             74-2547375


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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


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3)    SEC Use Only   _____________________________________________

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4)    Source of  Funds         00       (See Item 3)

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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e): __

      NOT APPLICABLE

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6)    Citizenship or Place of Organization               DELAWARE

-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     3,959,236

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

-------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

-------------------------------------------------------------------------------

13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

-------------------------------------------------------------------------------


14)   Type of Reporting Person (See Instructions)                PN

                                                                    Page 4 of 36
CUSIP No. 369385 10 9

1)    Name of Reporting Person:                 PRIME II MANAGEMENT GROUP, INC.
      S.S. or I.R.S. Identification No. of Above Person:             74-2538778


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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


-------------------------------------------------------------------------------

3)    SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------


4)    Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

      NOT APPLICABLE

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6)    Citizenship or Place of Organization               TEXAS

-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     3,959,236

-------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

-------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

-------------------------------------------------------------------------------

13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

-------------------------------------------------------------------------------


14)   Type of Reporting Person (See Instructions)                CO

                                                                    Page 5 of 36
CUSIP No. 369385 10 9

1)    Name of Reporting Person:                           PRIME VENTURE I, INC.
      S.S. or I.R.S. Identification No. of Above Person:             74-2382188


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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


-------------------------------------------------------------------------------

3)    SEC Use Only   _______________________________________________

-------------------------------------------------------------------------------


4)    Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

      NOT APPLICABLE

-------------------------------------------------------------------------------

6)    Citizenship or Place of Organization               DELAWARE

-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     3,959,236

-------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

-------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

-------------------------------------------------------------------------------

13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

-------------------------------------------------------------------------------


14)   Type of Reporting Person (See Instructions)                CO

                                                                    Page 6 of 36
CUSIP No. 369385 10 9

1)    Name of Reporting Person:                 PRIME CABLE LIMITED PARTNERSHIP
      S.S. or I.R.S. Identification No. of Above Person:             74-2435712


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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


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3)    SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------


4)    Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

      NOT APPLICABLE

-------------------------------------------------------------------------------

6)    Citizenship or Place of Organization               DELAWARE

-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     2,227,071

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

-------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

-------------------------------------------------------------------------------

13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

-------------------------------------------------------------------------------


14)   Type of Reporting Person (See Instructions)                PN

                                                                    Page 7 of 36
CUSIP No. 369385 10 9

1)    Name of Reporting Person:                            PRIME CABLE GP, INC.
      S.S. or I.R.S. Identification No. of Above Person:             74-2518134


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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


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3)    SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------


4)    Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

      NOT APPLICABLE

-------------------------------------------------------------------------------

6)    Citizenship or Place of Organization               DELAWARE

-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     2,227,071

-------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

-------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

-------------------------------------------------------------------------------

13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

-------------------------------------------------------------------------------


14)   Type of Reporting Person (See Instructions)                CO

                                                                    Page 8 of 36
CUSIP No. 369385 10 9

1)    Name of Reporting Person:                          PRIME VENTURE II, L.P.
      S.S. or I.R.S. Identification No. of Above Person:             74-2536635


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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


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3)    SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------


4)    Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

      NOT APPLICABLE

-------------------------------------------------------------------------------

6)    Citizenship or Place of Organization               DELAWARE

-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power           23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     1,237,262

-------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

-------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

-------------------------------------------------------------------------------

13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

-------------------------------------------------------------------------------


14)   Type of Reporting Person (See Instructions)                PN

                                                                    Page 9 of 36
CUSIP No. 369385 10 9

1)    Name of Reporting Person:                           PRIME INVESTORS, L.P.
      S.S. or I.R.S. Identification No. of Above Person:             74-2536634


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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


-------------------------------------------------------------------------------

3)    SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------


4)    Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

      NOT APPLICABLE

-------------------------------------------------------------------------------

6)    Citizenship or Place of Organization               DELAWARE

-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     1,237,262

-------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

-------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

-------------------------------------------------------------------------------

13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

-------------------------------------------------------------------------------


14)   Type of Reporting Person (See Instructions)                PN

                                                                   Page 10 of 36
CUSIP No. 369385 10 9

1)    Name of Reporting Person:                       PRIME II MANAGEMENT, L.P.
      S.S. or I.R.S. Identification No. of Above Person:             74-2609500


-------------------------------------------------------------------------------


2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


-------------------------------------------------------------------------------

3)    SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------


4)    Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

      NOT APPLICABLE

-------------------------------------------------------------------------------

6)    Citizenship or Place of Organization               DELAWARE

-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     1,237,262

-------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

-------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

-------------------------------------------------------------------------------

13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

-------------------------------------------------------------------------------


14)   Type of Reporting Person (See Instructions)                PN

                                                                   Page 11 of 36
CUSIP No. 369385 10 9

1)    Name of Reporting Person:                       PRIME II MANAGEMENT, INC.
      S.S. or I.R.S. Identification No. of Above Person:             74-2351797


-------------------------------------------------------------------------------


2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)     [X]
      (b)


-------------------------------------------------------------------------------

3)    SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------


4)    Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

      NOT APPLICABLE

-------------------------------------------------------------------------------

6)    Citizenship or Place of Organization               DELAWARE

-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          23,020,664
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     1,237,262

-------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person   23,020,664

-------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [  ]

-------------------------------------------------------------------------------

13)   Percent of Class Requested by Amount in Row (11)     Approximately 59.06%

-------------------------------------------------------------------------------


14)   Type of Reporting Person (See Instructions)                CO

ITEM 1. SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the Class A Common Stock, no par value (the "Class A Common Stock") of General Communication, Inc. (the "Company"), which, to the best knowledge of the reporting persons jointly filing this Statement, has its principal executive office at 2550 Denall Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2.  IDENTITY AND BACKGROUND

         The reporting persons jointly filing this Statement containing the information required by Schedule 13D with respect to the Class A Common Stock are Prime Cable Growth Partners, L.P., Prime Venture I Holdings, L.P., Prime II Management Group, Inc., Prime Venture I, Inc., Prime Cable Limited Partnership, Prime Cable GP, Inc., Prime Venture II, L.P., Prime Investors, L.P., Prime II Management, L.P., and Prime II Management, Inc. (collectively, the "Prime Holders" and, individually, a "Prime Holder").

         Prime Cable Growth Partners, L.P. is a Delaware limited partnership ("Prime Growth") of which Prime Venture I Holdings, L.P. and Prime Venture I, Inc. are the general partners. The principal office and principal business address of Prime Growth is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Growth is to invest directly and indirectly in cable television systems.

         Prime Venture I Holdings, L.P. is a Delaware limited partnership ("Prime Holdings"), of which Prime II Management Group, Inc. and Prime Venture I, Inc. are the general partners. The principal office and principal business address of Prime Holdings is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Holdings is to invest directly and indirectly in cable television systems.

         Prime II Management Group, Inc. is a Texas corporation ("PIIMG"). The principal office and principal business address of PIIMG is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIMG is to act as general partner of Prime Holdings. PIIMG is controlled by its board of directors.

         Prime Venture I, Inc. is a Delaware corporation ("PVI"). The principal office and principal business address of PVI is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PVI is to invest directly and indirectly in cable television systems. PVI is controlled by its board of directors.

         Prime Cable Limited Partnership is a Delaware limited partnership ("PCLP"), of which Prime Cable GP, Inc. is the general partner. The principal office and principal business address of PCLP is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. Currently, the principal business of PCLP is to own shares of the Company.

         Prime Cable GP, Inc. is a Delaware corporation ("PCGP"). The principal office and principal business address of PCGP is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PCGP is to act as general partner of PCLP. PCGP is controlled by its board of directors.

         Prime Venture II, L.P. is a Delaware limited partnership ("PVII"), of which Prime Investors, L.P. is the general partner. The principal office and principal business address of PVII is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PVII is to invest directly and indirectly in cable television systems.

         Prime Investors, L.P. is a Delaware limited partnership ("Prime Investors"), of which Prime II Management, L.P. is the general partner. The principal office and principal business address of Prime Investors is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Investors is to act as general partner of PVII.

         Prime II Management, L.P. is a Delaware limited partnership ("PIIM"), of which Prime II Management, Inc. is the general partner. The principal office and principal business address of PIIM is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIM is to manage and make direct and indirect investments in cable television systems.

         Prime II Management, Inc. is a Delaware corporation ("PIIMI"). The principal office and principal business address of PIIMI is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIMI is to act as general partner in PIIM. PIIMI is controlled by its board of directors.

         During the last five years, none of the Prime Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during the last five years, none of the Prime Holders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Prime Holdings, Prime Growth, PCLP, PVII and PIIM (collectively, the "Prime Voting Group") are parties to a voting agreement, dated October 31, 1996 (the "New Voting Agreement"). In addition to the Prime Voting Group, the parties to the New Voting Agreement are: Austin Ventures, L.P. ("AVLP"), William Blair Venture Partners III Limited Partnership ("Blair"), Centennial Fund III, L.P. ("CFIII"), BancBoston Capital, Inc. ("BBCI"), First Chicago Investment Corporation ("First Chicago"), Madison Dearborn Partners V("MDP"),MCI Telecommunications Corporation ("MCI"), Ronald A. Duncan ("Duncan"), Robert M. Walp ("Walp") and TCI GCI, Inc. ("TCI GCI") (collectively, together with the

Prime Voting Group, the "Voting Group") that governs the voting of the Class A Common Stock and the Class B Common Stock, no par value (the "Class B Common Stock") owned by members of the Voting Group. The Class B Common Stock owned by certain members of the Voting Group is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock, and as a result of the New Voting Agreement, the Voting Group may be deemed to be the beneficial owner in the aggregate of more than five percent (5%) of the outstanding Class A Common Stock. Notwithstanding the foregoing, each Prime Holder states that the filing of this Statement shall not be construed as an admission that such Prime Holder is, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in
which such Prime Holder has a pecuniary interest.   No Prime Holder has a
pecuniary interest in shares of Class B Common Stock. (See Item 5 for the discussion of the Class A Common Stock owned by the Prime Holders.)


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described below, each reporting person exchanged all the partnership interests directly or indirectly owned by such person, if any, in Prime Cable of Alaska, L.P., a Delaware limited partnership ("Prime Alaska"), and all such reporting person's direct or indirect ownership in the shares, if any, in Prime Cable Fund I, Inc. and in Alaska Cable, Inc. for an aggregate of 7,423,569 shares of Class A Common Stock.

         The Company and its wholly-owned subsidiaries GCI Cable, Inc., GCI Cable/Fairbanks, Inc. and GCI Cable/Juneau, Inc. (collectively, the "Cable Subsidiaries") closed as of October 31, 1996 ("Event Date") on the following purchase and acquisition transactions and certain other related agreements ("Transactions"): (1) Prime Securities Purchase and Sale Agreement, as amended by the parties at closing ("Prime Purchase Agreement"); (2) the Alaskan Cable Purchase Agreement; (3) Alaska Cablevision Asset Purchase Agreement; (4) McCaw/Rock Homer Asset Purchase; (5) McCaw/Rock Seward Asset Purchase Agreement; and (6) MCI Stock Purchase Agreement ("MCI Purchase Agreement"). The Transactions included the New Voting Agreement entered into by the Voting Group as described above in Item 2 and Item 6 of this Statement and a registration rights agreement ("Prime Registration Rights Agreement") described in Item 6 of this Statement.

         As a result of the Transactions the Company, through the Cable Subsidiaries, has acquired as of the Event Date interests in seven cable companies providing services in Alaska as follows ("Cable Companies"): (1) directly and indirectly all of the equity securities of and profit participation rights in Prime Alaska; (2) substantially all of the assets of the Alaskan cable companies comprised of three Alaska corporations as follows (collectively, "Alaskan Cable"): (a) Alaskan Cable Network/Fairbanks, Inc.,
(b) Alaskan Cable Network/Juneau, Inc. and (c) Alaskan Cable Network/Ketchikan-

Sitka, Inc.; (3) substantially all of the assets of Alaska Cablevision, Inc., a Delaware corporation ("Alaska Cablevision"); (4) substantially all of the assets of McCaw/Rock Homer Cable Systems, J.V., an Alaska joint venture; and
(5) substantially all of the assets of McCaw/Rock Seward Cable Systems, J.V., an Alaska joint venture.

         The closing on the Prime Purchase Agreement and the closing on the MCI Purchase Agreement were each contingent upon the closing of the other. The Transactions were approved by the shareholders of the Company at its annual meeting held on October 17, 1996. The security holders of each Cable Company approved the Transaction corresponding to their respective Cable Company or otherwise consented to the Transaction, if required, on or prior to October 30, 1996.

         Pursuant to the Prime Purchase Agreement, shares of Class A Common Stock (the "Prime Alaska Shares") were distributed to the following parties:
(i) Prime Growth, (ii) Prime Holdings, (iii) PCLP, the sole shareholder of
Prime Cable Fund I, Inc., a Delaware corporation and the sole general partner of Prime Alaska, (iv) the shareholders of Alaska Cable, Inc., a Delaware corporation and limited partner of Prime Alaska ("ACI"), which are named below, and (v) the holders of the profit participation interests in Prime Alaska, which are also named below. Immediately prior to the Transactions, the shareholders of ACI were Prime Growth, Prime Holdings, PVII, AVLP, Blair, Centennial Fund II, L.P. ("CFII"), Centennial Business Development Fund, Ltd. ("CBDF"), and CFIII. The holders of the profit participation interests (also referred to sometimes as profit participation contract rights) in Prime Alaska were BBCI, First Chicago and MDP. The following parties are referred to herein as "Prime Alaska Sellers": Prime Growth, Prime Holdings, PVII, PCLP, AVLP, Blair, CFII, CFIII, CBDF, BBCI, First Chicago and MDP. The following parties are referred to herein as "Prime Sellers": Prime Growth, Prime Holdings, PVII and PCLP. The Prime Sellers acquired an aggregate of 7,423,569 Prime Alaska Shares (the "Prime Shares").

ITEM 4.  PURPOSE OF TRANSACTION.

         The Prime Sellers acquired the Prime Shares for investment purposes and intend to review continuously and monitor their investment in the Company. The Prime Sellers have the right under the Prime Purchase Agreement and the Prime Registration Rights Agreement, with certain limitations, to cause the Company to register pursuant to the Securities Act of 1933, as amended ("Securities Act") a portion or all of the Prime Shares for secondary offers and sales by the Company on behalf of such Prime Sellers. In addition, each of the Prime Sellers may distribute some or all of the Prime Shares to its partners.

         Pursuant to the Prime Purchase Agreement, at closing, certain of the Prime Alaska Sellers entered into the New Voting Agreement, through their designated agent PIIM, with the other members of the Voting Group. Pursuant to the New Voting Agreement, the Prime Alaska Sellers (and their distributees who agree in writing to be bound thereby), have the right to nominate two persons to serve on the Company Board. The New Voting Agreement requires the parties to the agreement to vote for those two nominees and the nominees of the other parties to the New Voting Agreement, with limiting conditions and as more fully described in Item 6 of this Statement.

         Except as set forth above or as set forth in Item 6 in this Statement, the reporting persons jointly filing this Statement have no present plans or proposals which may relate to or would result in any of the following:

   (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

   (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

   (e) Any material change in the present capitalization or dividend policy of the Company;

   (f) Any other material change in the Company's business or corporate structure including but not limited to, if the issuer of the securities is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

   (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

   (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

   (j)   Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) As a result of the New Voting Agreement and pursuant to Rule 13d-5, each of the parties to the New Voting Agreement may be deemed to be members of a "group", and thereby beneficially own all of the shares owned by all other parties to the New Voting Agreement. The parties to the New Voting Agreement beneficially own directly an aggregate of 23,020,664 shares or approximately 59.06% of the outstanding Class A Common Stock, 2,400,591 shares of which are issuable upon the conversion of the same number of shares of Class B Common Stock of the Company held by the parties to the New Voting Agreement. The "group" for purposes of Rule 13d-5 is deemed to be comprised of the members of the Voting Group (as defined in Item 2 above). The reporting persons jointly filing this Statement who are parties to the New Voting Agreement are Prime Holdings, Prime Growth, PVII, PCLP and PIIM (the "Prime Voting Group Holders").

         Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security. As described in Item 2, the direct or indirect general partners of the Prime Voting Group Holders, who directly or indirectly share the voting power and investment power, and are thereby deemed to be beneficial owners, with their respective Prime Voting Group Holders with respect to the Class A Common Stock are: PIIMG, PVI, Prime Investors, PIIMI, and PCGP. Two Prime Voting Group Holders, Prime Holdings and PIIM, also have indirect voting power and/or investment power (as described above) due to each such entity's status as the general partner of another Prime Holder.

         Each Prime Holder states that the filing of this Statement shall not be construed as an admission that each such Prime Holder is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which such Prime Holder has a pecuniary interest as set forth below in Appendix
B.  No Prime Holder has  a pecuniary interest in shares of Class B Common
Stock.

         (b) See Items 7-10 on the cover page with respect to each reporting person jointly filing this Statement.

         (c)     See Item 3 above.

         (d) No person other than the Prime Holders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to Section 10.6 of the Prime Purchase Agreement, the Company agreed to have two persons designated by the Prime Alaska Sellers to serve on the duly elected Company Board.

         As described in Item 2, the Voting Group entered into the New Voting Agreement on October 31, 1996 whereby the parties thereto agreed to vote all shares of Class A Common Stock and Class B Common Stock, in accordance with the terms and conditions of the New Voting Agreement, for certain nominees to the Company Board and on other such matters as further described in this
Item 6.

         The New Voting Agreement provides that the parties thereto will, to the extent possible, cause the full membership of the Company Board to be maintained at not less than eight directors. The New Voting Agreement also provides that all of the shares subject to such Agreement will be voted as one block for so long as the full membership of the Company Board is at least eight and will be voted to elect to the Company Board individuals recommended by the parties to such Agreement. Pursuant to the terms of the New Voting Agreement, the allocation among the parties to the Agreement of recommendations for positions on the Company Board is as follows: (1) for recommendations from MCI, two nominees; (2) for recommendations from Duncan and Walp, one nominee each;
(3) for recommendations from TCI GCI, two nominees; and (4) for recommendations from the Prime Alaska Sellers who are parties to such agreement through PIIM, two nominees for so long as (i) such Prime Alaska Sellers (and their distributees who agree in writing to be bound by the terms of such Agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock and (ii) the management agreement entered into between PIIM and the Company ("Prime Management Agreement") is in full force and effect. However, if either of these conditions pertaining to such Prime Alaska Sellers is not satisfied, then such Prime Alaska Sellers (and their distributees who elect in writing to be bound thereby) will be entitled to recommend only one nominee. If neither of the foregoing conditions pertaining to such Prime Alaska Sellers is met, such Prime Alaska Sellers will not be entitled to recommend any nominee to the Company Board.

         Class A Common Stock and Class B Common Stock subject to the New Voting Agreement will be voted as one block, to the extent possible, to cause the full membership of the Company Board to be maintained at not less than eight members. Additionally, under the New Voting Agreement, the Class A Common Stock and the Class B Common Stock subject to the New Voting Agreement will be voted as one block on such other matters upon which the parties to the Agreement have unanimously agreed.

         The stated term of the New Voting Agreement is through the completion of the annual shareholder meeting of the Company which is scheduled to take place in June, 2001 or until there are no longer two parties to such Agreement, whichever occurs first. However, the parties to the New Voting Agreement may extend its term by unanimous vote and written amendment to such Agreement. A party to the New Voting Agreement (other than the Prime Alaska Sellers and their distributees who elect in writing to be bound thereby) will be subject to the Agreement until that party disposes of more than 25% of the votes represented by that party's holdings of Company common stock, subject to the terms and conditions of the New Voting Agreement. Notwithstanding the foregoing, each party to the New Voting Agreement must remain a party as to voting for nominees to the Company Board recommended by the Prime Alaska Sellers and to maintain at least eight members on that Board only for so long as either the Prime Alaska Sellers (and their distributees who agree in writing to be bound by the terms of the Agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock or the Prime Management Agreement is in effect. It is contemplated that the Company Board will, within 30 days of the Event Date, adopt a resolution increasing the Company Board from seven to nine members, and the Prime Alaska Sellers will thereafter present their nominees for two positions on the Company Board.

         Under the Prime Registration Rights Agreement, the initial distribution to and, to the extent required, subsequent resales or distributions by the Prime Alaska Sellers (and their distributees) of their portion of the Prime Alaska Shares will be registered under the Securities Act. To the extent subsequent resale or distributions by the Prime Alaska Sellers (and their distributees) are required to be registered, the Company will keep the prospectus through which such offers will be made current for a period of two years from the Event Date, or will otherwise satisfy its responsibilities under the Prime Registration Rights Agreement for registration of the Prime Alaska Shares through other registration formats.

         Pursuant to the Prime Management Agreement between PIIM and the Company, PIIM will manage cable television systems (the "Company Cable Systems"). PIIM had, prior to the Event Date, managed the cable television systems owned by Prime Alaska and acquired by the Company on the Event Date. The Prime Management Agreement will continue for a term of nine years unless earlier terminated under certain circumstances, including the following:
(1) with respect to any of the Company Cable Systems, upon the termination or revocation of the Company's cable television certificates of public convenience and necessity or franchise for that system; (2) upon the sale of all or substantially all of the assets of the Company Cable Systems or the sale of all of the equity interests of the owner of the Company Cable Systems; (3) upon PIIM's material breach of the agreement and failure to cure within 30 days;
(4) upon the Company's material breach of the agreement and failure to cure within 30 days; or (5) after the second anniversary of the date of the Prime Management Agreement, at the option of either PIIM or the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Each of the Prime Purchase Agreement and the Prime Registration Rights Agreement is incorporated herein by reference from the Registration Statement on Form S-4 (file number 333-13473) filed by the Company with the Securities and Exchange Commission which became effective on October 4, 1996. A draft of the New Voting Agreement, which was an exhibit to the Prime Purchase Agreement, is incorporated herein by reference from such Registration Statement.

         The Joint Filing Agreement is hereby filed as an Exhibit to this Statement and incorporated by reference herein.

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 12, 1996


                                           PRIME II MANAGEMENT, L.P.

                                           By:  Its General Partner

                                           Prime II Management, Inc.


                                           By: /s/ WILLIAM P. GLASGOW
                                              ---------------------------------

                                           Name:   William P. Glasgow
                                                -------------------------------

                                           Title:  President
                                                 ------------------------------


                                           PRIME II MANAGEMENT, INC.


                                           By: /s/ WILLIAM P. GLASGOW
                                              ---------------------------------

                                           Name:   William P. Glasgow
                                                -------------------------------

                                           Title:  President
                                                 ------------------------------

                                           PRIME VENTURE I HOLDINGS, L.P.

                                           By:  Its General Partners

                                           Prime Venture I, Inc.


                                           By:  /s/ WILLIAM P. GLASGOW
                                              ---------------------------------

                                           Name:    William P. Glasgow
                                                -------------------------------

                                           Title:   President
                                                 ------------------------------

                                                   and

                                           Prime II Management Group, Inc.


                                           By:  /s/ WILLIAM P. GLASGOW
                                              ---------------------------------

                                           Name:    William P. Glasgow
                                                -------------------------------

                                           Title:   President
                                                 ------------------------------


                                           PRIME VENTURE I, INC.


                                           By:  /s/ WILLIAM P. GLASGOW
                                              ---------------------------------

                                           Name:    William P. Glasgow
                                                -------------------------------

                                           Title:   President
                                                 ------------------------------


                                           PRIME II MANAGEMENT GROUP, INC.


                                           By:  /s/ WILLIAM P. GLASGOW
                                              ---------------------------------

                                           Name:    William P. Glasgow
                                                -------------------------------

                                           Title:   President
                                                 ------------------------------

                                           PRIME CABLE GROWTH PARTNERS, L.P.
                                           By:  Its General Partners

                                           Prime Venture I, Inc.


                                           By:  /s/ WILLIAM P. GLASGOW
                                              ---------------------------------

                                           Name:    William P. Glasgow
                                                -------------------------------

                                           Title:   President
                                                 ------------------------------

                                                   and

                                           Prime Venture I Holdings, L.P.

                                           By:  Its General Partners


                                           Prime Venture I, Inc.


                                           By:  /s/ WILLIAM P. GLASGOW
                                              -------------------------------

                                           Name:    William P. Glasgow
                                                -----------------------------

                                           Title:   President
                                                 ----------------------------

                                                   and

                                           Prime II Management Group, Inc.


                                           By:  /s/ WILLIAM P. GLASGOW
                                              ------------------------------

                                           Name:    William P. Glasgow
                                                ----------------------------

                                           Title:   President
                                                 ---------------------------

                                           PRIME CABLE LIMITED PARTNERSHIP

                                           By:  Its General Partner

                                           Prime Cable GP, Inc.

                                           By:  /s/ WILLIAM P. GLASGOW
                                              ---------------------------------

                                           Name:    William P. Glasgow
                                                -------------------------------

                                           Title:   President
                                                 ------------------------------


                                           PRIME CABLE GP, INC.


                                           By:  /s/ WILLIAM P. GLASGOW
                                              ---------------------------------

                                           Name:    William P. Glasgow
                                                -------------------------------

                                           Title:   President
                                                 ------------------------------

                                       PRIME VENTURE II, L.P.

                                       By:     Its General Partner

                                       Prime Investors, L.P.



                                       By:     Its General Partner

                                       Prime II Management, L. P.


                                       By:     Its General Partner

                                       Prime II Management, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------

                                       PRIME INVESTORS, L.P.

                                       By:     Its General Partner

                                       Prime II Management, L. P.


                                       By:     Its General Partner

                                       Prime II Management, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------


         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature hereby filed as Exhibits to this Statement and hereby incorporated by reference:

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   APPENDIX A
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             CERTAIN PRIME HOLDERS

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           PRIME II MANAGEMENT, INC.

NAME                     RESIDENCE OR               PRINCIPAL OCCUPATION                         NAME AND ADDRESS
                       BUSINESS ADDRESS                OR EMPLOYMENT                          OF CORPORATION IN WHICH
                                                                                            SUCH EMPLOYMENT IS CONDUCTED
------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes       3000 One American Center     Director and Chairman of the            Prime II Management, Inc.
                       600 Congress Avenue          Board of Prime II Management,           3000 One American Center
                       Austin, Texas 78701          Inc.                                    600 Congress Avenue
                                                                                            Austin, Texas 78701

Michael Sherwin        Mid-West Holdings            General Partner of Mid-West             Mid-West Holdings Limited Partnership
                       Limited Partnership          Holdings Limited Partnership            Corporate Ninety-Suite 370
                       Corporate Ninety-Suite 370                                           2550 Som Center Road
                       2550 Som Center Road                                                 Willoughby Hills, OH 44094
                       Willoughby Hills, OH 44094

Gregory S. Marchbanks  3000 One American Center     Director and Chief Executive Officer    Prime II Management, Inc.
                       600 Congress Avenue          of Prime II Management, Inc.            3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

Paul-Henri Denuit      Rue des Deux Eglises 26      Director , Coditel Invest B.V. and      Coditel Invest B.V./Coditel U.S., Inc.
                       Brussels, Belgium 1040       President,  Coditel U.S., Inc.          Rue des Deux Eglises 26
                                                                                            Brussels, Belgium 1040

Brian Greenspun        800 South Valley View Blvd.  Newspaper Publisher & Editor            Las Vegas Sun, Inc.
                       Las Vegas, NV 89107          President, Las Vegas Sun, Inc.          800 South Valley View Blvd.
                                                                                            Las Vegas, NV 89107

William P. Glasgow     3000 One American Center     President, Prime II Management, Inc.    Prime II Management, Inc.
                       600 Congress Avenue                                                  3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

Jerry D. Lindauer      3000 One American Center     Senior Vice President                   Prime II Management, Inc.
                       600 Congress Avenue          Prime II Management, Inc.               3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

Allan R. Barnes        3000 One American Center     Senior Vice President and Chief         Prime II Management, L.P.
                       600 Congress Avenue          Operating Officer, Prime II             3000 One American Center
                       Austin, Texas 78701          Management, Inc.                        600 Congress Avenue
                                                                                            Austin, Texas 78701


Daniel J. Pike         3000 One American Center     Senior Vice President                   Prime II Management, L.P.
                       600 Congress Avenue          Prime II Management, Inc.               3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years. To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens with the exception of #4 (Paul-Henri Denuit), who is a citizen of Belgium.

                                                                   Page 28 of 36
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PRIME CABLE GP, INC.

NAME                     RESIDENCE OR               PRINCIPAL OCCUPATION                         NAME AND ADDRESS
                       BUSINESS ADDRESS                OR EMPLOYMENT                          OF CORPORATION IN WHICH
                                                                                            SUCH EMPLOYMENT IS CONDUCTED
------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes       3000 One American Center     Director and Chairman of the            Prime II Management, Inc.
                       600 Congress Avenue          the Board of Prime II Management,       3000 One American Center
                       Austin, Texas 78701          Inc.                                    600 Congress Avenue
                                                                                            Austin, Texas 78701

Michael Sherwin        Mid-West Holdings            General Partner of Mid-West             Mid-West Holdings Limited Partnership
                       Limited Partnership          Holdings Limited Partnership            Corporate Ninety, Suite 370
                       Corporate Ninety, Suite 370                                          2550 Som Center Road
                       2550 Som Center Road                                                 Willoughby Hills, OH 44094
                       Willoughby Hills, OH 44094

John H. Wilson, III    1500 Three Lincoln Center    President, U.S. Equity Corp.            U.S. Equity Corporation
                       5430 LBJ Freeway                                                     1500 Three Lincoln Center
                       Dallas, Texas 75240-2387                                             5430 LBJ Freeway
                                                                                            Dallas, Texas 75240-2387

Douglas H. Dittrick    1200 East Ridgewood Ave.     President, Douglas Communications       Douglas Communications
                       East Wing, Suite 3D          Corporation II                          Corporation II
                       Ridgewood, NJ 07450                                                  1200 East Ridgewood Ave.
                                                                                            East Wing, Suite 3D
                                                                                            Ridgewood, NJ 07450

Nathan M. Avery        Galveston-Houston Co.        Chairman, President and CEO of          Galveston-Houston Company
                       P.O. Box 2207                Galveston-Houston Company               P.O. Box 2207
                       Houston, Texas 77252                                                 Houston, Texas 77252

Gregory S. Marchbanks  3000 One American Center     Director and Chief Executive Officer    Prime II Management, Inc.
                       600 Congress Avenue          of Prime II Management, Inc.            3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

William P. Glasgow     3000 One American Center     President, Prime II Management, Inc.    Prime II Management, Inc.
                       600 Congress Avenue                                                  3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

Jerry D. Lindauer      3000 One American Center     Senior Vice President                   Prime II Management, Inc.
                       600 Congress Avenue          Prime II Management, Inc.               3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

Allan R. Barnes        3000 One American Center     Senior Vice President and Chief         Prime II Management, L.P.
                       600 Congress Avenue          Operating Officer, Prime II             3000 One American Center
                       Austin, Texas 78701          Management, Inc.                        600 Congress Avenue
                                                                                            Austin, Texas 78701

Daniel J. Pike         3000 One American Center     Senior Vice President                   Prime II Management, L.P.
                       600 Congress Avenue          Prime II Management, Inc.               3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years. To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        PRIME II MANAGEMENT GROUP, INC.

NAME                     RESIDENCE OR               PRINCIPAL OCCUPATION                         NAME AND ADDRESS
                       BUSINESS ADDRESS                OR EMPLOYMENT                          OF CORPORATION IN WHICH
                                                                                            SUCH EMPLOYMENT IS CONDUCTED
------------------------------------------------------------------------------------------------------------------------
Gregory S. Marchbanks  3000 One American Center     Director and Chief Executive Officer    Prime II Management, Inc.
                       600 Congress Avenue          of Prime II Management, Inc.            3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

William P. Glasgow     3000 One American Center     President, Prime II Management, Inc.    Prime II Management, Inc.
                       600 Congress Avenue                                                  3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

Jerry D. Lindauer      3000 One American Center     Senior Vice President                   Prime II Management, Inc.
                       600 Congress Avenue          Prime II Management, Inc.               3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

Allan R. Barnes        3000 One American Center     Senior Vice President and Chief         Prime II Management, L.P.
                       600 Congress Avenue          Operating Officer, Prime II             3000 One American Center
                       Austin, Texas 78701          Management, Inc.                        600 Congress Avenue
                                                                                            Austin, Texas 78701

Daniel J. Pike         3000 One American Center     Senior Vice President,                  Prime II Management, L.P.
                       600 Congress Avenue          Prime II Management, Inc.               3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701



To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years. To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             PRIME VENTURE I, INC.

NAME                     RESIDENCE OR               PRINCIPAL OCCUPATION                         NAME AND ADDRESS
                       BUSINESS ADDRESS                OR EMPLOYMENT                          OF CORPORATION IN WHICH
                                                                                            SUCH EMPLOYMENT IS CONDUCTED
------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes       3000 One American Center     Director and Chairman of the            Prime II Management, Inc.
                       600 Congress Avenue          the Board of Prime II Management,       3000 One American Center
                       Austin, Texas 78701          Inc.                                    600 Congress Avenue
                                                                                            Austin, Texas 78701

J. Michael Bell        The Groos Bank North Bldg.   Managing General Partner                Southwest Venture Partners II
                       Suite 345                    Southwest Venture Partners II           The Groos Bank North Building, Ste 345
                       16414 San Pedro Avenue                                               16414 San Pedro Avenue
                       San Antonio, Texas 78232                                             San Antonio, Texas 78232

Jack Crosby            327 Congress Avenue          Chairman of the Board and               Tescorp, Inc.
                       Suite 200                    Chief Executive Officer of              327 Congress Avenue, Ste.200
                       Austin, Texas 78701          Tescorp, Inc.                           Austin, Texas 78701

Paul-Henri Denuit      Rue des Deux Eglises 26      Director, Coditel Invest B.V. and       Coditel Invest B.V./Coditel U.S., Inc.
                       Brussels, Belgium 1040       President, Coditel U.S., Inc.           Rue des Deux Eglises 26
                                                                                            Brussels, Belgium 1040

Michael Sherwin        Mid-West Holdings            General Partner of Mid-West             Mid-West Holdings Limited Partnership
                       Limited Partnership          Holdings Limited Partnership            Corporate Ninety, Suite 370
                       Corporate Ninety, Suite 370                                          2550 Som Center Road
                       2550 Som Center Road                                                 Willoughby Hills, OH 44094
                       Willoughby Hills, OH 44094

Michael J. Marocco     General Motors Bldg.         Managing Director, Sandler              Sandler Capital Management
                       767 Fifth Avenue             Capital Management                      767 Fifth Avenue
                       New York, NY 10153                                                   New York, NY 10153


Brian Greenspun        800 South Valley View Blvd.  Newspaper Publisher & Editor            Las Vegas Sun, Inc.
                       Las Vegas, NV 89107          President, Las Vegas Sun, Inc.          800 South Valley View Blvd.
                                                                                            Las Vegas, NV 89107

Gregory S. Marchbanks  3000 One American Center     Director and Chief Executive Officer    Prime II Management, Inc.
                       600 Congress Avenue          of Prime II Management, Inc.            3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

William P. Glasgow     3000 One American Center     President, Prime II Management, Inc.    Prime II Management, Inc.
                       600 Congress Avenue                                                  3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

Allan R. Barnes        3000 One American Center     Senior Vice President and Chief         Prime II Management, L.P.
                       600 Congress Avenue          Operating Officer, Prime II             3000 One American Center
                       Austin, Texas 78701          Management, Inc.                        600 Congress Avenue
                                                                                            Austin, Texas 78701

Daniel J. Pike         3000 One American Center     Senior Vice President                   Prime II Management, L.P.
                       600 Congress Avenue          Prime II Management, Inc.               3000 One American Center
                       Austin, Texas 78701                                                  600 Congress Avenue
                                                                                            Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years. To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens with the exception of #4 (Paul-Henri Denuit), who is a citizen of Belgium.

                                   APPENDIX B

                           AGGREGATE NUMBER OF SHARES
                             WITH RESPECT TO WHICH
                     A PRIME HOLDER OF CLASS A COMMON STOCK
                HAS AN INVESTMENT POWER OR A PECUNIARY INTEREST

================================================================================

             Name                          Shares of Class A Common Stock
             ----                          ------------------------------
 Prime Cable Growth Partners, L.P.                    2,721,974

 Prime Venture I Holdings, L.P.                       3,959,236

 Prime II Management Group, Inc.                      3,959,236

 Prime Venture I, Inc.                                3,959,236

 Prime Cable Limited Partnership                      2,227,071

 Prime Cable GP, Inc.                                 2,227,071

 Prime Venture II, L.P.                               1,237,262

 Prime Investors, L.P.                                1,237,262

 Prime II Management, L.P.                            1,237,262

 Prime II Management, Inc.                            1,237,262

                                 EXHIBIT INDEX


     Exhibit A              Joint Filing Agreement

                                                                   Page 33 of 36
                                   EXHIBIT A

                             JOINT FILING AGREEMENT

                    ---------------------------------------

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, no par value, of General Communication, Inc. and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the 12th day of November, 1996.


                                       PRIME II MANAGEMENT, L.P.

                                       By: Its General Partner

                                       Prime II Management, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------


                                       PRIME II MANAGEMENT, INC.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------


                                       PRIME VENTURE I HOLDINGS, L.P.

                                       By: Its General Partners

                                       Prime Venture I, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------

                                       and


                                       Prime II Management Group, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------

                                       PRIME VENTURE I, INC.


                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------


                                       PRIME II MANAGEMENT GROUP, INC.


                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------


                                       PRIME CABLE GROWTH PARTNERS, L.P.

                                       By: Its General Partners

                                       Prime Venture I, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------

                                             and

                                       Prime Venture I Holdings, L.P.

                                       By: Its General Partners

                                           Prime Venture I, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------

                                             and

                                           Prime II Management Group, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------

                                       PRIME CABLE LIMITED PARTNERSHIP

                                       By: Its General Partner

                                       Prime Cable GP, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------


                                       PRIME CABLE GP, INC.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------


                                       PRIME VENTURE II, L.P.

                                       By: Its General Partner

                                       Prime Investors, L.P.


                                       By: Its General Partner

                                       Prime II Management, L. P.


                                       By: Its General Partner

                                       Prime II Management, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------

                                       PRIME INVESTORS, L.P.

                                       By: Its General Partner

                                       Prime II Management, L. P.



                                       By: Its General Partner

                                       Prime II Management, Inc.

                                       By: /s/ WILLIAM P. GLASGOW
                                          ---------------------------------

                                       Name:   William P. Glasgow
                                            -------------------------------

                                       Title:  President
                                             ------------------------------